Bitari Inc.

16544 HWY 152

Wheeler, TX 79096

669-205-9999

November 9, 2026

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Rolf Sundwall Mark Brunhofer Lulu Cheng

John Dana Brown

Re:	Bitari Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Initially Filed on August 21, 2026

File No. 333-298506

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Bitari Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-298506) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 21, 2026, together with all exhibits and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement.

If you have any questions regarding the foregoing, please contact our counsel, Ying Li, Esq., at Hunter Taubman Fischer & Li LLC at 212-530-2206.

Very truly yours,

Bitari Inc.

By:	/s/ Chang Yao
Chang Yao
Chief Executive Officer and Director

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC